clickNsettle.com, Inc.
                                990 Stewart Avenue, 1st Floor
                                Garden City, NY 11530

March 23, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Wilson K. Lee
            Staff Accountant
            Division of Corporation Finance

RE:   clickNsettle.com, Inc.
      Form 10-KSB for the year ended 6/30/04
      File No. 000-21419

Dear Mr. Lee:

This is in response to your letter dated March 9, 2005. Specifically, you posed the following question:

      Note 14 - Subsequent Event, page F-24

      1. The Company states "The Board of Directors is negotiating the terms of an asset purchase agreement with the present Chief Executive Officer of the Company, whereby he, or companies owned by him, would assume the assets and liabilities of the ADR business of the Company and its future commitments." Tell us how you considered paragraphs 30 and 41 to 44 of SFAS 144 in determining whether to categorize the assets of the ADR business as held for sale and whether to classify the sale of this business as discontinued operations. Tell us how you applied this guidance at year-end June 30, 2004 as well as at the quarters ended September 30, 2004 and December 31, 2004 or revise your financial statements accordingly.

Our response:

We considered the guidance in paragraph 30 of SFAS 144 in determining whether to classify the assets of the ADR business as held for sale and whether to classify the sale of


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this business as a discontinued  operation.  Paragraph 30 states that all of the criteria enumerated in items (a) through (f) must be met for the assets to be classified as held for sale. We do not believe that all such criteria were met until January 13, 2005. We will present the assets, liabilities and results of operations of the ADR business as a discontinued operation in the financial statements of the Company as of and for the quarter and nine months ending March 31, 2005.

More specifically, we considered the following in our evaluation of each of the criteria set forth in paragraph 30:

a) Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

      Prior to June 30, 2004, Management and the Board of Directors had been discussing the financial status of the ADR business as business volume had been declining and it appeared that this trend was continuing. In an effort to review all possibilities, the Company made a press release in July 2004 that it was exploring strategic alternatives. In response thereto, the Company did receive inquiries as to a possible sale of the ADR business. However, no decision was made to sell the business at that time. In fact, at a Board of Directors' meeting held on August 13, 2004, Management and the Board specifically considered various alternatives. The scenarios presented included (1) continue to run the ADR business as is; (2) liquidate the Company; (3) continue to run the Company but with significant changes which were aimed at reducing costs; or
(4) sell the ADR business and then have the Company pursue another operating business. No decision was made to sell the ADR business until August 24, 2004. However, even at that time, the sale was subject to entering into a definitive agreement and the receipt of a fairness opinion. A fairness opinion was not obtained until October 15, 2004 and a definitive agreement was not signed until October 18, 2004. Furthermore, the transaction required shareholder approval. Such shareholder approval was obtained at the Company's Annual Meeting on January 13, 2005. Up until that time, Management and the Board was prepared to continue to operate the ADR business in the event that the transaction was not approved.

b) The asset (disposal group) is available for immediate sale in its present condition subject to only terms that are usual and customary for sales of such assets (disposal groups).

      The sale of the ADR business involved the sale of assets as well as the assumption of liabilities, most notably the assumption of lease commitments. Such lease commitments included leases of office space in Great Neck, New York and in Brooklyn, New York among others. In order to affect the sale, the Company had to be released from these obligations and the leases had to be assigned and assumed by the Buyer. Although such releases were not obtained from the landlords until January 2005, it is feasible that they could have been obtained earlier and thereby, this criterion would have been satisfied.

c) An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

      Management and the Board issued a press release in July 2004 which stated that the Company was exploring strategic alternatives which included but was not restricted to the sale of the ADR business. The Board did set a deadline for bids for the Company to be received by 5pm on August 3, 2004. However, the Board still had not determined that the strategic alternative to be selected was limited to the sale of the ADR business. Also, even though the Board approved the Asset Purchase Agreement which was signed on October 18, 2004, such agreement contained a clause that the Company retained the right to have a so-called "fiduciary out" to allow the Company to terminate the Asset Purchase Agreement.

d) The sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

      Per the above, the sale was only deemed probable after shareholder approval had been obtained on January 13, 2005. In order to approve the sale, a majority of the outstanding shares entitled to vote had to be cast affirmatively rather than a majority of the votes cast. Accordingly, in order to obtain approval for the transaction, over 50% of all outstanding shares had to be cast in favor thereof. Management and the Board of Directors and affiliates thereof owned 44.5% of the shares. With respect to the remaining 55.5% of the shares outstanding, Management had no ability to predict what percentage would vote in the affirmative, or, of even greater significance, what percentage of the 55.5% would actually be voted. Due to the nature of this proposal, brokers were not able to vote on behalf of the underlying security holder. Such security holder had to vote him/herself. As such, the outcome of the vote was difficult to forecast and the result was uncertain.

      In the final analysis, Management's view as to the uncertainty of the shareholders to actively cast their votes was accurate in that 42.6% of the outstanding shares did not cast their votes. This figure only needed to be slightly higher to reach 50% and the transaction would not have passed as a majority of the outstanding shares had to be cast affirmatively.

      From a purely mathematical perspective, if 44.5% of the shares (representing those shares owned by Management and the Board of Directors and affiliates thereof) were subtracted from the final number of votes cast, 43.4% of the remaining non-controlled shares which were actively voted needed to be cast in the affirmative in order to approve the sale. Although the final vote tally reflected that 55.8% of the outstanding shares voted in favor of the transaction, due to the uncertainty involved, approval was not probable until it occurred.

e) The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

      Per response to item c) above, the sale of the ADR business was not determined to be the sole course of action in exploring strategic alternatives. With respect to determining a reasonable price, no determination had been made as to the reasonableness of such price until an independent investment firm completed its study and reported to Management and the Board of Directors on October 15, 2004.

f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

      Per the above, it was not deemed unlikely that changes would have been made concerning the proposed transaction as it was subject to shareholders' approval and as the Company retained the right to have a so-called "fiduciary out" to allow the Company to terminate the Asset Purchase Agreement should a better transaction be presented prior to the closing of the sale.

In summary, we believe that all of the criteria as specified in paragraph 30 of SFAS 144 were not achieved until shareholder approval was obtained on January 13, 2005. As a result, in preparing our financial statements for the quarter ended December 31, 2004, we applied the guidance specified in paragraph 33 of SFAS 144. That is, if the criteria in paragraph 30 are met after the balance sheet date but before issuance of the financial statements, a long-lived asset shall continue to be classified as held and used in those financial statements when issued.

For the quarterly and nine-month period ending March 31, 2005, we intend to present our financial statements in accordance with paragraphs 42 and 43 of SFAS 144, which will be to present the assets and liabilities and results of operations as discontinued operations for all periods presented.

If you have any questions or comments concerning the above, please do not hesitate to contact me at 516-794-8950 ext.143. My direct fax number is 516-213-7600.

Very truly yours,


/s/ Patricia Giuliani-Rheaume
-----------------------------
Patricia Giuliani-Rheaume
Vice President, Chief Financial Officer & Treasurer